================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

[ X ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  For the plan year ended December 31, 1997

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from ______ to ______

Commission file number 1-14990

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GETTY PETROLEUM MARKETING INC.
                           RETIREMENT AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GETTY PETROLEUM MARKETING INC.
                           125 Jericho Turnpike
                           Jericho, New York   11753


================================================================================

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                           Report of Independent Accountants

                   Statement of Net Assets Available for Plan
                        Benefits as of December 31, 1997

                           Statement of Changes in Net Assets Available for Plan
                            Benefits for the eleven months ended December 31,
                            1997

                           Notes to Financial Statements

                  Supplemental Schedules:

                           Schedule of Assets Held for Investment Purposes as
                            of December 31, 1997

                           Schedule of Reportable Transactions for the eleven
                            months ended December 31, 1997

         2.       Exhibits:  None

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                       GETTY PETROLEUM MARKETING INC.
                                        RETIREMENT AND PROFIT
                                        SHARING PLAN


Dated:  June 11, 1998

                                       By: Getty Petroleum Marketing Inc.
                                           ------------------------------
                                           Retirement Plan Committee and
                                           Plan Administrator



                                       By: /s/ Leo Liebowitz
                                           ------------------------------
                                           Leo Liebowitz



                                       By: /s/ Michael K. Hantman
                                           ------------------------------
                                           Michael K. Hantman



                                       By: /s/ Samuel M. Jones
                                           ------------------------------
                                           Samuel M. Jones

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                             as of December 31, 1997
                and for the eleven months ended December 31, 1997

                          INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE

Report of Independent Accountants                                          2 - 3

Financial Statements:
 Statement of Net Assets Available for Plan Benefits
  as of December 31, 1997                                                    4

 Statement of Changes in Net Assets Available for Plan
  Benefits for the eleven months ended December 31, 1997                     5

 Notes to Financial Statements                                            6 - 12

Supplemental Schedules:
 Schedule G (Form 5500), Part I - Schedule of Assets Held
                                  for Investment Purposes as
                                  of December 31, 1997                      *

 Schedule G (Form 5500), Part V - Schedule of Reportable
                                  Transactions for the eleven months
                                  ended December 31, 1997                   *







*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1997 which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement Committee of the Getty Petroleum
  Marketing Inc. Retirement and Profit Sharing Plan:

        We have audited the financial statements of the GETTY PETROLEUM MARKETING INC. RETIREMENT AND PROFIT SHARING PLAN, as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997, and the changes in net assets available for plan benefits for the eleven months ended December 31, 1997, in conformity with generally accepted accounting principles.

        Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
New York, New York
June 11, 1998

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
               Statement of Net Assets Available for Plan Benefits
                             as of December 31, 1997
                                 (in thousands)

                                                 Getty                     MassMutual Destiny
                          Fixed     MassMutual   Common   ------------------------------------------------------
                          Income   Core Equity   Stock     Conservative    Moderate    Aggressive   All Equity
                          Fund A      Fund B     Fund C       Fund D        Fund E       Fund F       Fund G
                          ------      ------     ------       ------        ------       ------       ------
Assets:
 Investments, at fair
  value (Note 3)          $8,742      $2,192     $1,912          $26          $160         $274         $330

 Employee loans                0           0          0            0             0            0            0

 Contributions
  receivable:
   Employer                   84          21         14            2             4            8            7
   Employee                   56          10          8            1             2            6            4
                          ------      ------     ------       ------        ------       ------       ------
                             140          31         22            3             6           14           11

 Cash                          0           0         64            0             0            0            0
                          ------      ------     ------       ------        ------       ------       ------

Net assets available
 for plan benefits        $8,882      $2,223     $1,998          $29          $166         $288         $341
                          ======      ======     ======       ======        ======       ======       ======



                         GETTY PETROLEUM MARKETING INC.
                 RETIREMENT AND PROFIT SHARING PLAN (Continued)
               Statement of Net Assets Available for Plan Benefits
                             as of December 31, 1997
                                 (in thousands)


                          Fidelity     T. Rowe Price   20th Century
                         Contrafund     New Horizons      Ultra
                           Fund H          Fund I         Fund J         Loans     In-Transit    Total
                           ------          ------         ------         -----     ----------    -----
Assets:
 Investments, at fair
  value (Note 3)             $372            $169           $141            $-           $-     $14,318

 Employee loans                 0               0              0           326            0         326

 Contributions
  receivable:
   Employer                     5               5              4             0            0         154
   Employee                     3               3              2             0            0          95
                           ------          ------         ------         -----       ------     -------
                                8               8              6             0            0         249

 Cash                           0               0              0             0            2          66
                           ------          ------         ------         -----       ------     -------

Net assets available
 for plan benefits           $380            $177           $147          $326           $2     $14,959
                           ======          ======         ======         =====       ======     =======



                             See accompanying notes

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                  for the eleven months ended December 31, 1997
                                 (in thousands)

                                                                   Getty                    MassMutual Destiny
                                        Fixed       MassMutual     Common    -----------------------------------------------------
                                        Income     Core Equity     Stock     Conservative   Moderate    Aggressive    All Equity
                                        Fund A        Fund B       Fund C       Fund D       Fund E       Fund F        Fund G
                                        ------        ------       ------       ------       ------       ------        ------
Contributions:
 Employer                                 $215           $47          $31           $4          $11          $21           $16
 Employee                                  458            89           71            9           23           42            30
                                        ------        ------       ------       ------       ------       ------        ------
                                           673           136          102           13           34           63            46
                                        ------        ------       ------       ------       ------       ------        ------

Investment income:
 Interest and dividend income              361            20            4            2           11           21            28
 Net appreciation (depreciation)
  of investments                             0           157          376            3            5            4             5
                                        ------        ------       ------       ------       ------       ------        ------
                                           361           177          380            5           16           25            33
                                        ------        ------       ------       ------       ------       ------        ------

Transfers from (to) other funds, net       138           (68)          30          (50)         (33)         (23)            2

Transfers from Getty Realty Corp.
 Retirement and Profit Sharing
 Plan (Note 1)                           8,412         1,978        1,486           61          149          223           260

Withdrawals                               (702)            0            0            0            0            0             0
                                        ------        ------       ------       ------       ------       ------        ------

Net assets available for plan
 benefits as of December 31, 1997       $8,882        $2,223       $1,998          $29         $166         $288          $341
                                        ======        ======       ======       ======       ======       ======        ======


                         GETTY PETROLEUM MARKETING INC.
                 RETIREMENT AND PROFIT SHARING PLAN (Continued)
         Statement of Changes in Net Assets Available for Plan Benefits
                  for the eleven months ended December 31, 1997
                                 (in thousands)


                                         Fidelity     T. Rowe Price   20th Century
                                        Contrafund     New Horizons       Ultra
                                          Fund H          Fund I         Fund J        Loans     In-transit    Total
                                          ------          ------         ------        -----     ----------    -----
Contributions:
 Employer                                    $11             $11             $9        $   -      $    -         $376
 Employee                                     21              25             17            0           0          785
                                          ------          ------         ------        -----      ------       ------
                                              32              36             26            0           0        1,161
                                          ------          ------         ------        -----      ------       ------
Investment income:
 Interest and dividend income                 30               4             28           25           1          535
 Net appreciation (depreciation)
  of investments                              15              19            (14)           0           0          570
                                          ------          ------         ------        -----      ------       ------

                                              45              23             14           25           1        1,105
                                          ------          ------         ------        -----      ------       ------

Transfers from (to) other funds, net          31             (56)            (1)          29           1            0

Transfers from Getty Realty Corp.
 Retirement and Profit Sharing
 Plan (Note 1)                               272             174            108          272           0       13,395

Withdrawals                                    0               0              0            0           0         (702)
                                          ------          ------         ------        -----      ------       ------

Net assets available for plan
 benefits as of December 31, 1997           $380            $177           $147         $326          $2      $14,959
                                          ======          ======         ======        =====      ======      =======



                            See accompanying notes.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan
    -------------------

          The following brief description of the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          Getty Petroleum Marketing Inc. (the "Company") was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp., now known as Getty Realty Corp. ("Realty"). On February 1, 1997, Realty separated its petroleum marketing business from its real estate business and established the Plan for the Company's employees who were transferred from Realty. On March 21, 1997, Realty distributed all of the common shares of the Company to the stockholders of Realty (the "Distribution"). Stockholders of record of Realty received a tax-free dividend of one share of Marketing common stock for each share of common stock of Realty.

          The Company established the Plan on February 1, 1997 as a defined contribution plan covering all employees age twenty-one and older who have completed one year of service, except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. Effective after the Distribution, $13,395,000 of assets were transferred from the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Realty Plan") to the Plan representing the account balances of the Marketing employees who were participants in the Realty Plan prior to the Distribution. The Plan contains the same provisions as the Realty Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for benefits available under Section 401(k) of the Internal Revenue Code.

          Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

          Contributions to the Plan, including the employer match, may be invested in ten available investment funds allocated in multiples of 5% at the election of the employee as follows:

          Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (7.25% average interest rate for the eleven months ended December 31, 1997).

          Fund B, The Core Equity Fund, holds units in the MassMutual Value Equity Fund, a MassMutual Institutional Fund, which invests in stocks of large U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

          Fund C, The Getty Common Stock Fund, consists of common stock of the Company. The Fund also includes Getty Realty Corp. common stock that was included in the account balances of Marketing employees that were transferred from the Realty Plan to the Company's Plan. The Plan does not provide for the acquisition of additional shares of Realty common stock. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          Funds D through G are four Destiny Asset Allocation Funds. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and All Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among a series of six MassMutual Institutional Funds and two funds managed by OppenheimerFunds, Inc. The MassMutual Institutional Funds include an international stock fund, a small U.S. stock fund, a large U.S. stock fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

          Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


          Fund G, The All Equity Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks.

          Funds H through J are three funds which hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

          Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

          Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

          Fund J, The Ultra Fund, holds shares of Twentieth Century Ultra Investors, a mutual fund which takes an aggressive strategy, investing mainly in common stocks considered to have better-than-average prospects for appreciation. The portfolio emphasizes small to medium size companies with a current median capitalization of $2 billion. The portfolio for the underlying fund is managed by Twentieth Century Investors Research Corporation with a focus on growth over the long term.

          Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduct ion. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. As of January 1, 1998, loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued



          Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                 Years of Service                  Percent Vested
                 ----------------                  --------------

                 2 years                                 20%
                 3 years                                 40
                 4 years                                 60
                 5 years                                 80
                 6 or more years                        100

          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies
    ------------------------------------------

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

          The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

3.  Investments

          The following summarizes the Plan's investments as of December 31, 1997 (in thousands):
                                                                      Historical
                                                Fair Value              Cost
Fund A:
 Fixed Income Investment
  Fund (a)(b)                                      $ 8,742           $ 8,742

Fund B:
 Core Equity Fund (a)(b)                             2,192             2,018

Fund C:
 Getty Petroleum Marketing Inc.
  Common Stock,
  $.01 par value (c)                                   469               431

 Getty Realty Corp.,
  Common Stock,
  $.10 par value (b)(d)                              1,443             1,109

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (a)                               26                24

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (a)                                  160               146

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (a)                                274               254

Fund G:
 Destiny Asset Allocation
  Fund - All Equity (a)                                330               303

Fund H:
 Contrafund Fund (a)                                   372               335

Fund I:
 New Horizons Fund (a)                                 169               156

Fund J:
 Ultra Fund (a)                                        141               135
                                                       ---               ---

                                                   $14,318           $13,353
                                                   =======           =======

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


(a)       Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $5.3125 per share as of December 31, 1997.

(d) The market value of Realty's Common Stock was $22.125 per share as of December 31, 1997.


4.  Termination Priorities
    ----------------------

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status
    -----------------

          On September 19, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES


                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1997 FORM 5500

                SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 1997
                                 (in thousands)


(a)                  (b)                              (c)                     (d)         (e)
---                  ---                              ---                     ---         ---

                                           DESCRIPTION OF INVESTMENT
                                            INCLUDING MATURITY DATE,
          IDENTITY OF ISSUE, BORROWER,     RATE OF INTEREST, COLLATERAL,                 CURRENT
           LESSOR, OR SIMILAR PARTY           PAR, OR MATURITY VALUE           COST       VALUE
-------------------------------------------------------------------------------------------------
 1   (*)  MASSACHUSETTS MUTUAL LIFE         FIXED INCOME INVESTMENT
           INSURANCE COMPANY                 FUND                            $8,742      $8,742

 2   (*)  MASSACHUSETTS MUTUAL LIFE         CORE EQUITY FUND
           INSURANCE COMPANY                                                  2,018       2,192

 3   (*)  GETTY REALTY CORP.                COMMON STOCK,
                                             $.10 PAR VALUE                     431         469

 4   (*)  GETTY PETROLEUM                   COMMON STOCK,
           MARKETING INC.                    $.01 PAR VALUE                   1,109       1,443

 5   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - CONSERVATIVE                 24          26

 6   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - MODERATE                    146         160

 7   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - AGGRESSIVE                  254         274

 8   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - ALL EQUITY                  303         330

 9   (*)  MASSACHUSETTS MUTUAL LIFE
           INSURANCE COMPANY                FIDELITY CONTRAFUND FUND            335         372

 10  (*)  MASSACHUSETTS MUTUAL LIFE         T. ROWE PRICE NEW
           INSURANCE COMPANY                 HORIZONS FUND                      156         169

 11  (*)  MASSACHUSETTS MUTUAL LIFE         TWENTIETH CENTURY
           INSURANCE COMPANY                 ULTRA FUND                         135         141

 12  (*)  PARTICIPANT LOANS                 LOANS TO PLAN PARTICIPANTS
                                            WITH MATURITY DATES THROUGH
                                            2011, BEARING INTEREST
                                            FROM 9.25 % TO 10.0 % AND SECURED
                                            BY THE PARTICIPANT'S VESTED
                                            ACCOUNT BALANCE                       -         326



     (*)  DENOTES PARTY IN INTEREST.


                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1997 FORM 5500

                  SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
                TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (in thousands)



         (a)                 (b)                 (c)      (d)       (e)         (f)          (g)            (h)           (i)
         ---                 ---                 ---      ---       ---         ---          ---            ---           ---

                                                                                                         CURRENT
                                                                              EXPENSE                 VALUE OF ASSET
     IDENTITY OF       DESCRIPTION OF         PURCHASE   SELLING    LEASE   INCURRED WITH   COST OF    ON TRANSACTION    NET GAIN
   PARTY INVOLVED           ASSET               PRICE     PRICE    RENTAL    TRANSACTION     ASSET          DATE        OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS       DEPOSITS AND TRANSFERS
MUTUAL LIFE         INTO THE FIXED INCOME     $9,393                                                     $9,393
INSURANCE COMPANY   INVESTMENT FUND


MASSACHUSETTS       DISBURSEMENTS AND
MUTUAL LIFE         TRANSFERS OUT OF                     $1,678                              $1,678      $1,678
INSURANCE COMPANY   THE FIXED INCOME
                    INVESTMENT FUND

MASSACHUSETTS       DEPOSITS AND TRANSFERS
MUTUAL LIFE         INTO THE CORE EQUITY      $2,053                                                     $2,053
INSURANCE COMPANY   FUND

GETTY REALTY        TRANSFER OF 65,860
CORP. RETIREMENT    SHARES OF GETTY REALTY    $1,120                                                     $1,120
AND PROFIT SHARING  CORP. COMMON STOCK INTO
PLAN                THE GETTY COMMON STOCK
                    FUND
